July 19, 2016
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Clampitt

Re:	MidWestOne Financial Group, Inc. Registration Statement on Form S-3 Filed June 24, 2016 File No. 333-212229
Dear Mr. Clampitt:
On behalf of MidWestOne Financial Group, Inc. (the “Company”), we are writing in response to the comments received from the staff of the Division of the Corporation of Finance (the “Staff”) contained in the comment letter dated July 12, 2016 (the “Comment Letter”) with respect to above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Concurrently herewith, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”).
For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on June 24, 2016; page numbers and other similar references used in the Company’s responses refer to Amendment No. 1.
Exhibit Index
Staff Comment No. 1:
Your Exhibit Index indicates that the Statement of Eligibility on Form T-1, listed as Exhibit 25.1, will be filed by amendment to the registration statement or incorporated by reference pursuant to a report filed under the Exchange Act. Please note that you must separately file the Form T-1 under the electronic form type “305B2” after effectiveness and not in a post-effective amendment or in a Form 8-K. Refer to Question 206.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website. Please revise your Exhibit Index accordingly.
Response:
The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. See pages II-2 and II-7 of Amendment No. 1.

200 West Madison Street, Suite 3900 | Chicago, Illinois 60606 | T. 312.984.3100 | F. 312.984.3150 | bfkn.com

Securities and Exchange Commission
July 19, 2016

Exhibit 5.1
Staff Comment No. 2:
Please have counsel revise enumerated opinion (5) to opine that your Depositary Shares will, when sold, be legally issued and will entitle their holders to the rights specified in the depositary agreement and the depositary receipts. Please also have counsel delete the limitation on reliance in its penultimate paragraph that the opinion “is solely for your benefit…and is not to be relied upon in any manner by any other person for any purpose without [counsel’s] prior written consent.” For guidance, refer to Section II.B.1.d and Section II.B.3.d of Staff Legal Bulletin No. 19, which is available on our website.
Response:
The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. See page [4] of Exhibit 5.1 to Amendment No. 1.
* * * * *
The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (312) 629-7329 or robert.fleetwood@bfkn.com.
Sincerely,

/s/ Robert M. Fleetwood

Robert M. Fleetwood